NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Ordinary Shares ('the Ordinary Shares') of Tefron Ltd. (the 'Company') from listing and registration on the Exchange at the opening of business on January 30, 2009, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Ordinary Shares are no longer suitable for continued listing and trading on the Exchange. The Company had fallen below the Exchange's continued listing standard regarding average market capitalization of not less than $75 million over a 30 trading day period and stockholders' equity of not less than $75 million; average global market capitalization over a consecutive 30 trading-day period of not less than $25 million, which is viewed as minimum threshold for listing with no plan period permitted; and average closing share price of $1.00 over a 30-trading-day period. 1. The Exchange's Listed Company Manual, Sections 802.01B states, in part, that the Exchange would promptly delist a security of either a domestic or non-U.S. issuer when: The issuer's average global market capitalization over a consecutive 30 trading-day period falls below $25,000,000 regardless of the original standard under which the issued listed. The Exchange's Listed Company Manual, Sections 802.01B and C state, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when: Average global market capitalization over a consecutive 30 trading-day period is less than $75,000,000 and, at the same time, total stockholders' equity is less than $75,000,000. Average closing price of a security is less than $1.00 over a consecutive 30 trading-day period. 2. The Exchange, on December 12, 2008, determined that the Ordinary Shares should be suspended from trading before the opening of the trading session on December 22, 2008, and directed the preparation and filing with the Commission of this application for the removal of the Ordinary Shares from listing and registration on the Exchange. The Company was notified verbally on December 12, 2008 and by letter on December 16, 2008. 3. Pursuant to the above authorization, a press release was issued on December 12, 2008, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on December 12, 2008 and other various dates of the proposed suspension of trading in the Ordinary Shares. Similar information was included on the Exchange's website. Trading in the Ordinary Shares on the Exchange was suspended before the opening of the trading session on December 22, 2008. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Ordinary Shares, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. On December 12, 2008, the Company indicated in a press release that it formally waived its right to a hearing relative to the delisting of the stated Ordinary Shares.